Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of June 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Katsumi Ihara
                                                 (Signature)

                                             Katsumi Ihara
                                             Executive Deputy President,
                                             Group Chief Strategy Officer and
                                             Chief Financial Officer

Date:June 01, 2005

List of materials

Documents attached hereto:


i) A press release regarding: Sony Communication Network Corporation announces revision of Consolidated Forecast for the current Fiscal Year




                                                                Sony Corporation
                                                           6-7-35 Kita-shinagawa
                                                                    Shinagawa-ku
                                                                 Tokyo, 141-0001
                                                                           Japan

                                                                    June 1, 2005
                                                                      No.05-029E

                                                  Company name: Sony Corporation
                         Representative's title and name: Chairman Nobuyuki Idei
                           (stock code: 6758 Tokyo Stock Exchange First Section)
                                                     (tracking stock subsidiary)
                            Company name: Sony Communication Network Corporation
             Representative's title and name: Representative Director, Corporate
                                  Executive Officer, President Kenichiro Yoshida
                         (stock code: 6758-5 Tokyo Stock Exchange First Section)
                    For inquiries: Corporate Executive Officer Masanao Yoshimura


                     SONY COMMUNICATION NETWORK CORPORATION
                  ANNOUNCES REVISION OF CONSOLIDATED FORECAST
                          FOR THE CURRENT FISCAL YEAR

Sony Communication Network Corporation (hereinafter, the "SCN Group"), a subsidiary of which the performance is linked to tracking stock issued by Sony Corporation, announced today the following revisions to the forecast for its consolidated results for the fiscal year ending March 31, 2006. The previous forecast was announced on April 27, 2005 when SCN announced its consolidated results for the year ended March 31, 2005.

1. The SCN Group announces the following revisions to the forecast for the year ending March 31, 2006 (the period from April 1, 2005 to March 31, 2006).

                                                               (millions of yen)
                      Sales    Operating Income   Ordinary Income   Net Income

Prior forecast (A)    43,500              1,300             1,500          700

Revised forecast (B)  43,500              1,300             1,500        7,500

Difference (B-A)           0                  0                 0      + 6,800

Difference (%)             0                  0                 0        + 971

(For reference)
Prior FY results      39,302              2,624             2,540        4,107


2. Reasons for the revised forecast:
   The SCN Group expects to sell 17,935 shares of So-net M3 Inc. of which it holds 14.0% of the voting rights. As of today, it has been decided to price the offering at 717,250 yen per share. Based on the above total offering price 12,860 million yen, the SCN Group has thus revised its forecast for its consolidated results.


Cautionary statement:
This statement is not an offer to sell or a solicitation of any offer to buy the securities of So-net M3 (the "Company") in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements.

Statements made in this release with respect to Sony Corporation and Sony Communication Network's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of SCN Group. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Therefore, SCN Group cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.